                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of August 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes____ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUMMARY OF 2004 1ST HALF BUSINESS REPORT

On August 13, 2004, Shinhan Financial Group ("SFG") filed the 2004 1st half business report with the Financial Supervisory Service of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea (the "Business Report"). This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

TABLE OF CONTENTS

1. Introduction of the Group

2. Business

3. Independent Accountant

4. Performance of Affiliated Companies

5. Market Price Information of Our Equity Securities

6. Directors, Executive Officers and Employees

Exhibit 1. Independent Accountant's Review Report (Non Consolidated Financial Statements)

1. INTRODUCTION OF THE GROUP

COMPANY HISTORY

-  May 2000       Establishment of the Shinhan Financial Group announced.

- Oct. 2000       Secretariat for the incorporation of SFG established

- Jun. 2001       BOD of Shinhan Bank, Shinhan Securities, Shinhan Capital and
                  Shinhan ITM approved a transition to the holding company structure / Signed a strategic alliance MOU with BNP Paribas

- Jul. 2001       Preliminary license granted

- Aug. 2001       Shareholders' Meeting of Shinhan Bank, Shinhan Securities,
                  Shinhan Capital and Shinhan ITM approved stock transfer

- Aug. 2001       Official license granted

- Sep. 2001       Registered SFG incorporation (Capital stock: KRW 1.4617
                  trillion) / e-Shinhan and Shinhan Macquarie Financial Advisory co. became subsidiaries of the SFG

- Dec. 2001       Signed the strategic alliance agreement with BNP Paribas

- Apr. 2002       Announced the acquisition of the Good Morning Securities /
                  Established an Integration Committee to coordinate the merger between Shinhan Securities and Good Morning Securities

- May  2002       Jeju Bank included as SFG subsidiary

- Jun. 2002       Credit card division of Shinhan Bank was spun off and
                  established as a wholly-owned subsidiary, Shinhan Card.

- Jul. 2002       Incorporated Shinhan Credit Information Co.,Ltd

- Aug. 2002       Good Morning-Shinhan Securities launched and subsequently
                  included as SFG subsidiary

- Aug. 2002       Signed a strategic alliance agreement with BNP Paribas for investment trust business

- Aug. 2002       Shinhan Credit Information included as SFG subsidiary

- Sep. 2002       Sold 50%-1 shares of Shinhan ITMC to BNP Paribas Asset
                  Management Group / Shinhan-BNP Paribas ITMC launched

- Oct. 2002       SH&C Life Insurance, a bancassurance joint venture
                  incorporated and included as the Group subsidiary

- Jun. 2003       Sold 49% equity share of Shinhan Credit Information to Lone
                  Star Fund

- Aug. 2003       Acquired 80.04% equity ownership of Chohung Bank(CHB) from the
                  Korea Deposit Insurance Corporation

- Sep. 2003       SFG's inclusion of CHB as its subsidiary officially granted

- Sep. 2003       Registered with the U.S. Securities Exchange Commission and listed on the New York Stock Exchange

- Nov. 2003       Acquired a bank holding company license in the US market from the Federal Reserve Board

- Dec. 2003       Additional Capital injection into CHB (KRW 200billion)

- Mar. 2004       Shinhan Bank sold out 29,873,359 common shares (Common Shares)
                  or 10.15% of Shinhan Financial Group through the block trading before market opens (The Common Shares used to be recognized as treasury shares in our consolidated financial statements)

- Apr. 2004       Decided to acquire the minority common shares (135,548,285 or
                  18.85% of total common shares) of CHB by the end of June 2004 through the small-scale share swap

                     * Exchange ratio: 1 SFG common share = 0.1354 CHB common
                       share

- Apr. 2004       Provided a tender offer for the 20% or 27,109,657 shares of the Chohung minority shares before the share swap

                     * Tender offer price : KRW 3,500 per share

                     * Tender offer period: April 26, 2004 ~ May 17, 2004

- Apr. 2004       Terminated the joint venture in the credit information
                  business and bought back Lone Star's 49% ownership in Shinhan
                  Credit Information.

- Jun. 2004       Small-scale share swap with CHB completed

- July 2004       Delisting of CHB from the Korea Stock Exchange

PRINCIPAL SUBSIDIARIES UNDER KOREAN LAW AS OF JUNE 30, 2004

      DIRECT SUBSIDIARIES

          Subsidiaries                                  Ownerships by SFG
          ------------                                  -----------------
Shinhan Bank                                                 100.0%
Chohung Bank                                                 100.0%
Good Morning Shinhan Securities 1)                           59.02%2)
Shinhan Card                                                 100.0%
Shinhan Capital                                              100.0%
Shinhan BNP Paribas ITMC                                      50.0%
Jeju Bank 1)                                                  62.4%
SH&C life Insurance                                           50.0%
e-Shinhan                                                     73.7%
Shinhan Macquarie                                             51.0%
Shinhan Credit Information 3)                                100.0%
                                                             -----

      1. Good Morning Shinhan Securities, and Jeju Bank are listed on the Korea Stock Exchange.

      2. Represents our ownership percentage of voting equity securities of Good Morning Shinhan Securities. Currently, both common and preferred stock of Good Morning Shinhan Securities have voting rights. We own 60.5% of common stock of Good Morning Shinhan Securities.

      3. On April 29, 2004 we decided to buy back Lone Star's 49 % ownership in Shinhan Credit Information. With this transaction our equity ownership of Shinhan Credit Information increased to 100%.

INDIRECT SUBSIDIARIES HELD THROUGH DIRECT SUBSIDIARIES

                                                                                    Ownerships by
Direct Subsidiaries                      Indirect Subsidiaries                        the Parent
-------------------                      ---------------------                      -------------
Shinhan Bank                 Shinhan Data System                                        100.0%
                             Shinhan Finance                                            100.0%
Chohung Bank                 Chohung ITM                                                 79.8%
                             Chohung Finance                                            100.0%
                             CHB America Bank                                           100.0%
                             Chohung Bank GmbH                                          100.0%
                             Chohung Vina Bank                                           50.0%
                             CHB Valuemeet 2001 year 1st Securitization                  50.0%
                             CHB Valuemeet 2001 year 2nd Securitization                  50.0%
                             CHB Valuemeet 2002 year 1st Securitization                  50.0%
Good Morning                 Good Morning Shinhan Securities Europe                     100.0%
Shinhan Securities           Good Morning Shinhan Securities USA                        100.0%
                                                                                        -----

CAPITALIZATION

      The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

                                                          Number of                 Subscription     Total amount
   Date of                                                 shares       Par Value     price per       of capital
  issuance     Purpose of issuance     Types of shares     issued         (KRW)         share         stock (KRW)
------------   -------------------     ----------------  -----------    ---------   ------------    -----------------
2001.Sept.01   Incorporation           Common Shares     292,344,192      5,000         11,761      1,461,720,960,000
2002.Jun. 06   Share Exchange (1)      Common Shares          15,891      5,000              -      1,461,800,415,000
2002.Oct.01    Share Exchange (1)      Common Shares             786      5,000              -      1,461,804,345,000
2002.Dec.31    Share Exchange (1)      Common Shares             256      5,000              -      1,461,805,625,000
2003.Aug.19    Cash Subscription (2)   Preferred Shares    6,000,000      5,000        150,000      1,491,805,625,000
2003.Aug.19    Share Exchange (3)      Preferred Shares   46,583,961      5,000         18,086      1,724,725,430,000
2003.Aug.19    Share Exchange (4)      Preferred Shares   44,720,603      5,000         18,086      1,948,328,445,000
2003.Sept.26   Cash Subscription (5)   Common Shares       1,864,065      5,000         14,832      1,957,648,770,000
2003.Oct.01    Share Exchange (1)      Common Shares          11,626      5,000              -      1,957,706,900,000
2003. Dec.31   Share Exchange (1)      Common Shares         164,484      5,000              -      1,958,529,320,000
2004. Jun.22   Share Exchange (6)      Common Shares      14,682,590      5,000              -      2,031,942,270,000
                                                         -----------      -----        -------      -----------------

      1. Issued in exchange for Shinhan Bank's common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

      2. Redeemable preferred shares issued to a third party to raise cash for the Group's purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

      3. Redeemable preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

      4. Redeemable convertible preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

      5. BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group's common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.

      6. On July 22, 2004, we issued 14,682,590 of common shares in exchange for Chohung Bank's 108,438,628 common shares. With the small-scale share swap, our equity ownership in Chohung Bank increased from 84.95% to 100.00%.

NUMBER OF SHARES BY TYPE

The table below sets forth the number of the issued and outstanding shares of the Group as of June 30, 2004.

                                                                           Total amount of
           Types of Shares                       Number of Shares             par value
-------------------------------------            ----------------         -----------------
Common Shares                                       309,083,890           1,545,419,450,000
Redeemable Preferred Shares                          52,583,961             262,919,805,000
Redeemable Convertible Preferred Shares              44,720,603             223,603,015,000
---------------------------------------             -----------           -----------------
                    Total                           406,388,454           2,031,942,270,000
---------------------------------------             -----------           -----------------

TREASURY STOCK

On June 22, 2004, during the small-scale share swap with Chohung Bank, 18,979 numbers of fractional shares were issued because the share swap ratio was 0.1354, which means that one common share of Chohung Bank was exchanged into
0.1354 common share of SFG. On July 7, 2004, we acquired all of the 18,979 fractional shares as treasury stock and paid KRW 17,000 per share to each relevant shareholders of Chohung Bank. The share price was determined by the closing price of July 2, 2004 when our newly issued shares were listed on the Korea Stock

Exchange. We plan to reissue the treasury stock in the future with appropriate timing and schedule considered.

STOCK OPTIONS

                                    Number of   Number of      Number of    Exercise
               Name of the           Granted    Exercised     Exercisable    Price
Grant date      Guarantee           Option (1)   option         option        (KRW)       Positions held at
----------   ---------------        ----------  ---------     -----------   --------   -----------------------
22-May-02    Ra, Eung-Chan            94,416        -           94,416       18,910    Shinhan Financial Group
22-May-02    Choi, Young Hwi          47,208        -           47,208       18,910    Shinhan Financial Group
22-May-02    Shin, Sang Hoon          28,325        -           28,325       18,910    Shinhan Financial Group
22-May-02    Choi, Bhang-Gil          18,883        -           18,883       18,910    Shinhan Financial Group
22-May-02    Lee, In-Ho               32,162        -           32,162       18,910    Shinhan Bank
22-May-02    Moon, Hong Soon          17,426        -           17,426       18,910    Shinhan Bank
22-May-02    Lee, Jae Woo             18,873        -           18,873       18,910    Shinhan Bank
22-May-02    Huh, Joong Ok            15,564        -           15,564       18,910    Shinhan Bank
22-May-02    Kim, Sahng-Dae           18,873        -           18,873       18,910    Shinhan Bank
22-May-02    Youn, Gwang Lim          18,873        -           18,873       18,910    Shinhan Bank
22-May-02    Oh, Young-Kook            8,041        -            8,041       18,910    Shinhan Bank
22-May-02    Nam, Kee Do               8,041        -            8,041       18,910    Shinhan Bank
22-May-02    Jang, Myoung-Kee         14,918        -           14,918       18,910    Shinhan Bank
22-May-02    Shin, Christoper         11,673        -           11,673       18,910    Shinhan Bank
22-May-02    Lee, Dae Woon            11,673        -           11,673       18,910    Shinhan Bank
22-May-02    Lee, Dong Girl           26,953        -           26,953       18,910    Shinhan Capital
22-May-02    Jung, Yun Kang            7,409        -            7,409       18,910    Shinhan Capital
22-May-02    Son, Woong Man            3,828        -            3,828       18,910    Shinhan Capital
22-May-02    Hwang, Jung Hun           3,828        -            3,828       18,910    Shinhan Capital
             Song, Byung Kuk
22-May-02    and other 6 officers     13,325        -           13,325       18,910    Shinhan Financial Group
22-May-02    Kim, Duk Jung and       449,929        -          449,929       18,910    -
             other 329 officers
15-May-03    Ra, Eung-Chan           100,000        -          100,000       11,800    Shinhan Financial Group
15-May-03    Choi, Young Hwi          90,000        -           90,000       11,800    Shinhan Financial Group
15-May-03    Choi, Bhang-Gil          20,000        -           20,000       11,800    Shinhan Financial Group
15-May-03    Han, Min Ky              20,000        -           20,000       11,800    Shinhan Financial Group
15-May-03    Song, Youn Soo           20,000        -           20,000       11,800    Shinhan Financial Group
15-May-03    Shin, Sang Hoon          80,000        -           80,000       11,800    Shinhan Bank
15-May-03    Moon, Hong Soon          20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Lee, Jae Woo             20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Huh, Joong Ok            20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Kim, Sahng-Dae           20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Youn, Gwang Lim          20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Cho, Woo Seop            20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Kim, Hee Soo             20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Han, Do Heui             20,000        -           20,000       11,800    Shinhan Bank
15-May-03    Shin, Christoper         15,000        -           15,000       11,800    Shinhan Bank
15-May-03    Lee, Dae Woon            15,000        -           15,000       11,800    Shinhan Bank
15-May-03    Hong Sung Kyun           30,000        -           30,000       11,800    Shinhan Card
15-May-03    Lee Tae Kyu              10,000        -           10,000       11,800    Shinhan Card
15-May-03    Kim Seong Won            10,000        -           10,000       11,800    Shinhan Card
15-May-03    Shim, Woo Yeob           10,000        -           10,000       11,800    Shinhan Card
15-May-03    Lee, Dong Girl           30,000        -           30,000       11,800    Shinhan Capital
---------    --------------           ------        -           ------       ------    ---------------

                                    Number of   Number of      Number of    Exercise
               Name of the           Granted    Exercised     Exercisable    Price
Grant date      Guarantee           Option (1)   option         option        (KRW)       Positions held at
----------   ---------------        ----------  ---------     -----------   --------   -----------------------
15-May-03    Jung, Yun Kang           10,000        -           10,000       11,800    Shinhan Capital
15-May-03    Jang, Myoung-Kee         10,000        -           10,000       11,800    Shinhan Capital
15-May-03    Shim, Beom Seong         10,000        -           10,000       11,800    Shinhan Credit Information
15-May-03    Song, Byung Kuk and      14,600        -           14,600       11,800    Shinhan Financial Group
             other 7 officers
15-May-03    Seo, Jin Won and        501,700        -          501,700       11,800    -
             other 339 officers
25-Mar-04    Ra, Eung Chan           100,000        -          100,000       21,595    Shinhan Financial Group
25-Mar-04    Choi, Young Hwi          90,000        -           90,000       21,595    Shinhan Financial Group
25-Mar-04    Choi, Bhang Gil          30,000        -           30,000       21,595    Shinhan Financial Group
25-Mar-04    Hong, Chil Sun           20,000        -           20,000       21,595    Shinhan Financial Group
25-Mar-04    Kim, Hee Soo             20,000        -           20,000       21,595    Shinhan Financial Group
25-Mar-04    Cho, Byung Jae           20,000        -           20,000       21,595    Shinhan Financial Group
25-Mar-04    Lee, Baek Soon           20,000        -           20,000       21,595    Shinhan Financial Group
25-Mar-04    Shin, Sang Hoon          80,000        -           80,000       21,595    Shinhan Bank
25-Mar-04    Cho, Jae Ho              20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Lee, Jae Woo             20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Youn, Gwang Lim          20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Cho, Woo Sup             20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Han, Min Ky              20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Song, Youn Soo           20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Han, Do Heui             20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Suh, Jin Won             20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Yang, Shin Keun          20,000        -           20,000       21,595    Shinhan Bank
25-Mar-04    Oh, Sang Young           15,000        -           15,000       21,595    Shinhan Bank
25-Mar-04    Hong, Sung Kyun          30,000        -           30,000       21,595    Shinhan Card
25-Mar-04    Lee, Tae Gyu             10,000        -           10,000       21,595    Shinhan Card
25-Mar-04    Kim, Seong Won           10,000        -           10,000       21,595    Shinhan Card
25-Mar-04    Shim, Woo Yeop           10,000        -           10,000       21,595    Shinhan Card
25-Mar-04    Kim, Moon Han            10,000        -           10,000       21,595    Shinhan Card
25-Mar-04    Lee, Dong Girl           30,000        -           30,000       21,595    Shinhan Capital
25-Mar-04    Kim, Sahng Dae           10,000        -           10,000       21,595    Shinhan Capital
25-Mar-04    Oh, Seung Keun           10,000        -           10,000       21,595    Shinhan Capital
25-Mar-04    Shim, Beom Seong         10,000        -           10,000       21,595    Shinhan Credit Information
25-Mar-04    Song, Byung Kuk and
             other 7 officers         13,900        -           13,900       21,595    Shinhan Financial Group
25-Mar-04    Kam, Hong Gon and       582,700        -          582,700       21,595    -
             other 400 officer
---------    -----------------     ---------      ---        ---------       ------    -------------------------
  TOTAL          417 persons       3,328,121        -        3,328,121            -    -
---------    -----------------     ---------      ---        ---------       ------    -------------------------

1) Number of options granted on May 22, 2002 was adjusted to the current number on May 21 2004 as terms of the exercise condition were finalized. For more detailed information, please refer to our Form 6-Ks filed on May 24, 2004 and June 4, 2004.

* The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date.

EMPLOYEE STOCK OWNERSHIP ASSOCIATION

                         BEGINNING BALANCE                                      ENDING BALANCE
TYPE OF STOCK         (AS OF JANUARY 1ST 2004)   INCREASE     DECREASE (2)    AS OF JULY 15, 2004 (1)
-------------         ------------------------   --------     ------------   ------------------------
Common Stock                  357,888             292,655         -241               650,302

      1) Shinhan Capital participated in the employee stock ownership plan in May 2004. Therefore, the ending balance as of July 15, 2004 consists of as follows; 10,370 shares for Shinhan Financial Group, 633,085 shares for Shinhan Bank, and 6,847 shares for Shinhan Capital.

      2) The decrease is due to the retirement of 2 employees of Shinhan Bank under the age limit.

2. BUSINESS

SOURCE AND USE OF FUNDS

SOURCE OF FUNDS

                                                     (in millions of Korean Won)
                            --------------------------------------------------------------------------
                                      2004                      2003                     2002
                                 (Jan.1~Jun.30)            (Jan.1~Dec.31)            (Jan.1~Dec.31)
                            --------------------        --------------------      --------------------
                             Average       Ratio         Average      Ratio        Average      Ratio
                            Balance (1)     (%)         Balance (1)    (%)        Balance (1)    (%)
                            -----------   ------        -----------   ------      -----------   ------
Stockholders' Equity        6,380,716      72.97        4,768,492      73.82      3,877,215      89.45
   Capital Stock            1,983,000      22.68        1,660,319      25.70      1,461,770      33.72
   Capital Surplus          3,390,233      38.77        2,512,502      38.89      1,976,637      45.60
   Retained Earnings          893,120      10.21          692,409      10.72        379,170       8.75
   Capital Adjustment         114,362       1.31         (96,738)     (1.50)         59,638       1.38
Borrowings                  2,363,857      27.03        1,691,375      26.18        457,359      10.55
   Debentures               2,030,154      23.22        1,434,951      22.21        359,240       8.29
   Other liabilities          333,702       3.82          256,424       3.97         98,119       2.26
                            ---------     ------        ---------     ------      ---------     ------
           Total            8,744,572     100.00        6,459,867     100.00      4,334,574     100.00
                            ---------     ------        ---------     ------      ---------     ------

1. The Average Balance was calculated by averaging the ending balance of each quarter.

USE OF FUNDS

                                                             (in millions of Korean Won)
                                     ------------------------------------------------------------------------
                                               2004                    2003                     2002
                                          (Jan.1~Jun.30)          (Jan.1~Dec.31)            (Jan.1~Dec.31)
                                     --------------------      --------------------      --------------------
                                      Average       Ratio       Average      Ratio        Average      Ratio
                                     Balance (1)     (%)       Balance (1)    (%)        Balance (1)    (%)
                                     -----------   ------      -----------   ------      -----------   ------
Investments on equity stock          6,606,094      75.55      5,882,011      77.81      3,874,018      89.38
   Shinhan Bank                      3,517,304      40.22      3,139,126      41.53      3,134,106      72.30
   Chohung Bank (2)                  2,178,747      24.92      1,831,964      24.24              -          -
   Good Morning Shinhan                551,578       6.31        537,265       7.11        447,117      10.32
    Securities (3)
   Shinhan Card                        160,363       1.83        191,094       2.53        149,800       3.46
   Shinhan Capital                     107,906       1.23         95,384       1.26         71,171       1.64
   Shinhan BNP Paribas                  22,389       0.26         22,109       0.29         39,010       0.90
   E-Shinhan                             2,641       0.03          3,331       0.04          4,281       0.10
   Shinhan Macquarie                     1,387       0.02            578       0.01            583       0.01
   Jeju Bank                            47,391       0.54         44,783       0.59         23,855       0.55
   Shinhan Credit Information            3,263       0.04          2,392       0.03          1,169       0.03
   SH&C Life Insurance                  13,126       0.15         13,985       0.19          2,926       0.07
Investment on Bonds                          -       0.00            905       0.01          1,279       0.03
Loans                                2,019,786      23.10      1,618,091      21.41        390,275       9.00
Fixed Assets                             1,564       0.02          1,434       0.02          1,272       0.03
Intangible Assets                          392       0.00            471       0.01            163       0.00
Cash Deposit in bank                    76,806       0.88         25,326       0.34         57,241       1.32
Other Assets                            39,930       0.46         30,808       0.41         10,325       0.24
                                     ---------     ------      ---------     ------      ---------     ------
            Total                    8,744,572     100.00      7,559,046     100.00      4,334,574     100.00
                                     ---------     ------      ---------     ------      ---------     ------

   1. The Average Balance was calculated by averaging the ending balance of each quarter.

   2. The Average Balance of Good Morning Shinhan Securities for 2002 is the sum of the pre-merger balances of Shinhan Securities and Good Morning Securities.

OTHER FINANCIAL INFORMATION

REQUISITE CAPITAL RATIO

                                                                (in millions of Korean Won)
                                                      -----------------------------------------------
                                                      1st half of
                                                         2004               2003 (2)          2002
                                                      ----------           ---------        ---------
Aggregate Amount of Equity Capital (A)                10,256,581           8,847,673        4,842,795
Requisite Capital (B)                                  7,831,609           7,472,030        3,698,754
Requisite Capital Ratio (A/B) (1)                         130.96%             118.41%          130.93%
                                                      ----------           ---------        ---------

   1. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

   2. The numbers for the 1st half of 2004 are provisional and are subject to change.

WON LIQUIDITY RATIO

                                                            (in millions of Korean Won)
                                                    -----------------------------------------
                                                    1st half of
                                                       2004              2003           2002
                                                    ----------         -------         ------
Won Assets due within 3 months (A)                    253,038           16,687         14,945
Won Liabilities due within 3 months (B)               242,469           15,504          6,480
Won Liquidity Ratio (A/B) (1)                          104.36%          107.63%        230.63%
                                                      -------           ------         ------

   1. Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

LIABILITIES TO EQUITY RATIO

                                                           (in millions of Korean Won)
                                                 ----------------------------------------------
                                                 1st half of
                                                    2004             2003               2002
                                                 ----------        --------           ---------
Liabilities (A)                                  2,380,977         2,176,875            774,759
Adjusted Equity (B) (1)                          6,665,810         6,117,555          4,010,220
Liabilities to Equity Ratio (A/B)                    35.72%            35.58%             19.32%
                                                 ---------         ---------          ---------

1. Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

CAPITAL ADEQUACY RATIO AND OTHER RATIOS OF CERTAIN SUBSIDIARIES

      1) Total Capital Adequacy Ratio (%)

                                  1st half of 2004           2003                 2002
Shinhan Bank                           11.69                 10.49               10.91
Chohung Bank                            8.94                  8.87                8.66
Jeju Bank                              10.66                 10.96               11.71

* The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2) Net Capital Ratio

                                             Jun.30 2004      Mar.31 2004     Mar.31 2003
Good Morning Shinhan Securities                 464.5%           480.7%         412.6%

* Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

3) Adjusted Equity Capital Ratio

                                  1st half of 2004           2003             2002
Shinhan Card                           16.30%               13.78%           10.86%

* The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder's equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

4) Non Performing Loans

                                                   (in 100 millions of Korean Won)
                        ----------------------------------------------------------------------------------
                                                           Dec.31. 2003                Dec.31. 2002
                                                     (March 31, 2004 for GMS      (March 31, 2003 for GMS
                             Jun. 30. 2004                  Securities)                 Securities)
                        -------------------------  ---------------------------   -------------------------
                        Balance of   NPL to total   Balance of    NPL to total   Balance of   NPL to total
                           NPL         Loans (%)        NPL         Loans (%)        NPL        Loans (%)
                        ----------   ------------  -----------    ------------   ----------   ------------
Shinhan Bank 1)            4,581         0.88          3,985          0.82          2,983         0.69
Chohung Bank 1)           15,146         3.43         18,796          4.19         19,811         4.02
Jeju Bank 1)                 568         4.41            298          2.27            238         1.86
G.MS Securities 2)           343        15.85            382         13.48            410           19
Shinhan Card 3)              553         5.40            747          6.34            714         2.82

1. Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2. Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as "substandard", "doubtful", and "estimated loss."

3. Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss. Under the Group's internal measures, non-performing loans of Shinhan Card includes loans classified as "substandard", "doubtful", and "estimated loss."

5) Loan Loss Allowances & Write-offs for the period

                                                         (in 100 millions of Korean Won)
                                                 ------------------------------------------------
                                                  Jan.1,2004~      Jan. 1, 2003~     Jan.1,2002~
                                                 Jun.30, 2004      Dec.31, 2003      Dec.31, 2002
-------------------------------------------------------------------------------------------------
Shinhan Bank   Loan Loss       Domestic               8,291            8,664             4,925
               Allowance       Overseas                 741              745               733
                                                     ------           ------            ------
                                 Total                9,032            9,409             5,658
                                                     ------           ------            ------
               Write-offs                             1,704              715             1,375
----------------------------------------------------------------------------------------------
Chohung        Loan Loss       Domestic              14,456           16,026            16,988
Bank           Allowance       Overseas                 620              563               563
                                                     ------           ------            ------
                                 Total               15,076           16,589            17,551
                                                     ------           ------            ------
               Write-offs                             4,690           17,812            11,007
----------------------------------------------------------------------------------------------
Jeju Bank      Loan Loss       Domestic                 429              345               273
               Allowance       Overseas                   -                -                 -
                                                     ------           ------            ------
                                 Total                  429              345               273
                                                     ------           ------            ------
               Write-offs                               106              179               240
----------------------------------------------------------------------------------------------
GM             Loan Loss       Domestic                 329              309               370
Shinhan        Allowance       Overseas                   -                -                 -
                                                     ------           ------            ------
Securities 1)                    Total                  329              309               370

                                                     ------           ------            ------
               Write-offs                               211                -                75
----------------------------------------------------------------------------------------------
Shinhan Card   Loan Loss       Domestic                 696              946               961
2)             Allowance       Overseas                   -                -                 -
                                                     ------           ------            ------
                                 Total                  696              946               961
                                                     ------           ------            ------
               Write-offs                             1,291            2,770               544
----------------------------------------------------------------------------------------------

1. The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2004 to June 30, 2004, (ii) from April 1, 2003 to March 31, 2004, and (iii) from April 1, 2002 to March 31 2003.

2. Shinhan Card was incorporated on July 1, 2002.

3. INDEPENDENT ACCOUNTANT

COMPENSATION TO THE INDEPENDENT AUDITOR FOR AUDIT AND REVIEW SERVICES

      The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

   Year                   Auditor                 Payment (KRW)     Working hours
   ----                   -------                 -------------     -------------
 2004 (1)      KPMG Samjong Accounting Corp.       300,000,000     450.5 hours(1H)
                                                                   370.5 hours(1Q)
   2003        KPMG Samjong Accounting Corp.       210,000,000     1,560 hours
   2002        KPMG Samjong Accounting Corp.       150,000,000     1,484 hours
               -----------------------------       -----------     ---------------


1) The payment for 2004 is an engagement amount, and therefore, it has not been fully paid yet.

COMPENSATION FOR SERVICES OTHER THAN AUDIT AND REVIEW

          The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

  Year        Month                 Service description                          Payment (KRW)
  ----        -----                 -------------------                          -------------
2004 (1)       Jan.    Consulting services for disclosure control and            1,375,000,000
                       procedure & Internal control system
  2003        Sept.    Due diligence on the Chohung Bank                           904,000,000
               July    Valuation of common shares of Chohung Bank                  100,000,000
  2002          -      -                                                                     -
             ------    ----------------------------------------------            -------------

4. PERFORMANCE OF AFFILIATED COMPANIES

CONDENSED FINANCIAL STATEMENTS OF SUBSIDIARIES

   1) Balance sheets

      Condensed balance sheets of subsidiaries as of June 30, 2004 are as follows:

                                                    (In millions of Korean Won)
                                         -------------------------------------------------------
                                                                                       Total
                                                                                    stockholders'
         Subsidiaries                    Total assets       Total liabilities          equity
-------------------------------          ------------       -----------------       ------------
Shinhan Bank                            W  72,521,022           68,903,786            3,617,236
Chohung Bank                               64,620,519           62,294,908            2,325,611
Good Morning Shinhan Securities             2,554,251            1,888,942              665,309
Shinhan Card                                1,436,967            1,283,211              153,756
Shinhan Capital                             1,348,949            1,240,385              108,564
Shinhan BNP Paribas ITMC                       51,435                8,173               43,262
Jeju Bank                                   1,761,718            1,657,317              104,401
SH&C Life Insurance                           188,844              162,073               26,771
e-Shinhan                                       3,993                  672                3,321
Shinhan Macquarie                              12,422               12,163                  259
Shinhan Credit Information                      8,605                2,387                6,218
                                        -------------          -----------            ---------

                                        W 144,508,725          137,454,017            7,054,708
                                        =============          ===========            =========

   2) Statements of Earnings

       Condensed statements of earnings of subsidiaries for the 6 months ended June 30, 2004 are as follows:

                                                             (In millions of Korean Won)
                                  ----------------------------------------------------------------------------
                                   Operating        Operating       Operating       Ordinary      Net earnings
         Subsidiaries               revenue          expense      income (loss)   income (loss)      (loss)
-------------------------------   -----------       ---------     -------------   -------------   ------------
SHINHAN BANK                      W 2,722,973       2,204,060         518,913        677,175         477,208
CHOHUNG BANK                        2,810,913       2,645,046         165,867        129,118         127,508
GOOD MORNING SHINHAN SECURITIES       401,694         378,775          22,919         32,234          32,511
SHINHAN CARD                          214,350         218,127          (3,777)        (3,879)         (3,879)
SHINHAN CAPITAL                        98,098          78,586          19,512         19,009          13,267
SHINHAN BNP PARIBAS ITMC                6,624           3,446           3,178          3,183           2,209
JEJU BANK                              65,663          65,144             519          1,223           1,223
SH&C LIFE INSURANCE                    16,741          17,447            (706)          (282)           (282)
e-SHINHAN                               1,300           1,694            (394)          (378)           (378)
SHINHAN MACQUARIE                       7,817           7,618             199            324              90
SHINHAN CREDIT INFORMATION             19,078          19,506            (428)          (269)          2,356
                                  -----------       ---------         -------        -------         -------

                                  W 6,365,251       5,639,449         725,802        857,458         651,833
                                  ===========       =========         =======        =======         =======

5. MARKET PRICE INFORMATION OF OUR EQUITY SECURITIES

COMMON SHARE TRADED IN KOREA STOCK EXCHANGE

                                             (in Korean Won or number of shares)
                       ---------------------------------------------------------------------------------
                       Feb. 2004     Mar. 2004      Apr. 2004     May. 2004     Jun. 2004     Jul. 2004
--------------------------------------------------------------------------------------------------------
Price per     High         23,050        22,700         23,250        21,550        18,800        17,400
  share        Low         18,950        20,050         20,450        16,200        15,700        15,200
Trading Volume         27,301,403    67,106,149     21,938,659    27,771,913    32,986,317    27,090,639
                       ----------    ----------     ----------    ----------    ----------    ----------

AMERICAN DEPOSITARY SHARES

          Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

American Depositary Shares trade on the New York Stock Exchange

                                               (in US Dollars or number of shares)
                         --------------------------------------------------------------------------------
                         Feb. 2004      Mar. 2004      Apr. 2004     May. 2004    Jun. 2004     Jul. 2004
---------------------------------------------------------------------------------------------------------
Price per     High          39.63          38.50          40.80         37.27        32.00         30.23
  share        Low          32.80          34.05          35.15         27.60        27.76         26.50
 Trading Volume           178,900        160,700         90,700       110,300      110,800       174,500
                          -------        -------         ------       -------      -------       -------

6. CHANGES TO DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

1) Executive Directors
   Our executive directors are as follows

     Name                 Age                Position
----------------------------------------------------------------------
Eung Chan Ra              65    Chairman of BOD
                                Chairman of the BOD Steering Committee
Young Hwi Choi            58    President & CEO

2) Non-Executive Directors

   Currently, 13 non executive directors are in office, all of whom were nominated by our BOD and appointed or reappointed pursuant to the approval of general shareholders' meeting on March 25, 2004.

   Our non-executive directors are as follows.

      Name                Age                Position
------------------------------------------------------------------------
In Ho Lee                  60      Non-Executive Directors
Young Seok Choi            75      Non-Executive Directors,
                                   Audit Committee member,
                                   Compensation Committee member
Yong Woong Yang            56      Non-Executive Directors
Pyung Joo Kim              65      Outside Director
                                   BOD Steering Committee member
                                   Chairman of Risk Management Committee
Il Sup Kim                 58      Outside Director
                                   Chairman of Audit Committee
                                   Compensation Committee member
Sang Yoon Lee              61      Outside Director
                                   Audit Committee member
                                   Compensation Committee member
Yoon Soo Yoon              58      Outside Director
                                   BOD Steering Committee member
                                   Risk Management Committee member
                                   Chairman of Compensation Committee
Sang Chul Lee              56      Outside Director
                                   Compensation Committee member
Byung Hun Park             75      Outside Director
                                   BOD Steering Committee member
Moon Pil Oh                73      Outside Director
                                   Audit Committee member
Young Soo Lee              70      Outside Director
Dong Hyun Kwon             67      Outside Director
                                   Audit Committee member
Philippe Reynieix          55      Outside Director
                                   Risk Management Committee member

   For the personal profiles of the directors, please refer to our Form 6-K filed on March 8, 2004, in which we included the resume of director candidates.

3) Executive Officers

   In addition to the executive directors who are also our executive officers, we currently have the following executive officers

     Name              Age                                 Position
----------------------------------------------------------------------------------------------------
Bhang Gil Choi         52     Senior Executive Vice President of Integration Coordination Team I and
                              II (taking charge of Chohung Bank related issues)
Chil Sun Hong          57     Senior Executive Vice President of Subsidiary Management Team II,
                              Public Relations Team, and Audit & Compliance Team
 Hee Soo Kim           53     Senior Executive Vice President of Subsidiary Management Team I and
                              Integration Coordination Team I
Byung Jae Cho          53     Chief Financial Officer and Senior Executive Vice President of Planning
                              & Financial Management Team and Investor Relations Team
Baek Soon Lee          51     Senior Executive Vice President of General Service Team, Information &
                              Technology Planning Team and Integration Coordination Team II

EMPLOYEES

                                                                    (As of July 31, 2004)
---------------------------------------------------------------------------------------------------------
                                                    Total Salaries and wages paid     Average Payment per
             Number of                                    for 1st half 2004           person (in mil. of
             Employees        Average Tenure           (in mil. of Korean Won)            Korean Won)
---------------------------------------------------------------------------------------------------------
 Male           62           1year & 7months                    4,371                         70

Female          15           1year & 8months                      381                         25

 Total          77           1year & 7months                    4,752                         61

EXHIBIT 1.

The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 6 month period ended July 30, 2004.

                                                                           Page
                                                                           ----
|-| Independent Accountant's Review Report                                  F-1

|-| Shinhan Financial Group Non-Consolidated Balance Sheets                 F-4

|-| Shinhan Financial Group Non-Consolidated Statements of Earnings         F-5

|-| Shinhan Financial Group Non-Consolidated Statements of Cash Flows       F-6

|-| Notes to Non-Consolidated Financial Statements                          F-8

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SHINHAN FINANCIAL GROUP CO., LTD.

                                            By  /s/:  Byung Jae Cho
                                            -----------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : August 20, 2004